August 7, 2024

Jason Chen
Chief Executive Officer
DIH Holding US, Inc.
77 Accord Park Drive; Suite D-1
Norwell, MA

       Re: DIH Holding US, Inc.
           Registration Statement on Form S-1
           Filed July 26, 2024
           File No. 333-281067
Dear Jason Chen:

     We have conducted a limited review of your registration statement and have the following comments.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1
General

1. We note that the offering relates, in part, to the offer and sale of up to 10,100,000 shares of common stock that are issuable upon the exercise of outstanding warrants that were previously registered. Please provide your analysis as to whether these shares are eligible for registration pursuant to this registration statement.
2. Please revise the cover page to disclose underwriting and/or other arrangements in connection with your offering of up to 10,100,000 shares of common stock that are issuable upon the exercise of outstanding warrants that were previously registered to the extent these shares are offered on a primary basis. Refer to Item 501(b)(8) of Regulation
       S-K. Please ensure that corresponding updates are also made to your risk factor disclosure, as applicable, and to your use of proceeds disclosure on page 26, including to disclose the impact of receiving proceeds at varying levels of the shares being sold.
 August 7, 2024
Page 2

Use of Proceeds, page 26

3. Please revise to disclose the use of proceeds you would receive from the exercise of the warrants and, to the extent the offering of up to 10,100,000 shares of common stock issuable upon the exercise of outstanding warrants is intended as a primary issuance, the use of proceeds from the sale of these shares.
Exhibits
Filing Fee Table, page II-4

4. Please revise your Filing Fee Table to comply with Item 16(c) of Form S-1 and Item
       601(b)(107) of Regulation S-K.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Juan Grana at 202-551-6034 or Margaret Sawicki at 202-551-7153 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Industrial
Applications and
                                                           Services
cc:   Joan S. Guilfoyle, Esq.